Contact

www.linkedin.com/in/jgwaller
(LinkedIn)

Top Skills

Software Patents
Project Management
Financial Analysis

John Waller

Partner at Okapi Venture Capital

Pasadena, California, United States

Summary

With more than 30 years of experience as a successful entrepreneur, investor and senior executive of several successful companies, Mr. Waller brings the proven ability to establish, grow, and lead multi-million dollar corporations and investments.

Based in Los Angeles, John Waller co-founded 24/7 Media (NASDAQ: TFSM) and Resume.com, which was acquired by Adecco (NYSE: ADO), the world's largest staffing company. Mr. Waller is also the founder and CEO of Green Thumb Ventures, a successful incubator and investment company that funds and develops early stage internet and technology firms. Green Thumb's charter is to finance ideas of early stage companies and facilitate the bringing on of professional management and funding.

Specialties: Entrepreneur, investor and senior executive. Recognizing and developing opportunities, managing business growth, building management teams and managing cash flows. Formulating marketing and business strategies, plans, and processes. Background in Internet-based companies.

Experience

PlanStreet Inc.
Board Member
October 2023 - Present (11 months)
Los Angeles Metropolitan Area

Okapi Venture Capital
Partner
October 2016 - Present (7 years 11 months)
Southern California

Deepcast.fm
Board Member

July 2023 - Present (1 year 2 months)
Los Angeles Metropolitan Area

LeadrPro
Board Member
November 2022 - Present (1 year 10 months)
Greater Los Angeles, California, United States

FixMyCar
Board Observer
May 2021 - Present (3 years 4 months)

dRISK
Board Member
September 2019 - Present (5 years)

Jurny, Inc.
Board Member
December 2018 - Present (5 years 9 months)

Slingshot Aerospace
Board Observer
November 2017 - Present (6 years 10 months)

Green Thumb Ventures
General Partner
January 1999 - Present (25 years 8 months)
Developed highly successful incubator and investment company to invest in and develop early stage Internet and technology firms. Green Thumb#s charter is to fund ideas and early stage companies and facilitate the bringing on of professional management and funding. During an extremely difficult environment, over 90% of the companies invested in received follow-on financing, was purchased or is currently profitable. Provided active and passive investment for several successful enterprises. Oversaw and conducted due diligence, financial modeling, creation and negotiation of term sheets. Integral in taking businesses from ideas to successful operating companies by leading business development, marketing, and financial processes.

Parchment Inc.

Investor
March 2005 - February 2020 (15 years)

Pongalo
Investor
May 2016 - August 2019 (3 years 4 months)

Mattel, Inc.
Corporate & New Business Development
June 2014 - March 2016 (1 year 10 months)

X1 Technologies, Inc.
CEO
June 2009 - November 2011 (2 years 6 months)

X1 delivers enterprise search solutions that dramatically improve knowledge worker productivity, saving businesses time and money. The scalable, client-server architecture of X1 supports over 400 enterprise applications and file types, including Microsoft SharePoint, IBM Lotus Notes, Microsoft Exchange and Oracle. X1 has three patents with several more pending.

In addition to improving worker productivity, X1 is a simple, cost-effective solution for eDiscovery. X1 is an operating company of Idealab

Idealab
Managing Director New Ventures
February 2007 - June 2009 (2 years 5 months)

Resume.com
Co-Founder & CEO
January 2000 - July 2003 (3 years 7 months)
New York City

Riddler.com
President
1994 - 1998 (4 years)

Interactive Imaginations
Co-Founder
1993 - 1998 (5 years)

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Education

University of California, Los Angeles - The Anderson School of Management
MBA, Business Administration and Management, General · (2007 - 2008)

University of Southern California
B.S., Business Administration · (August 1989 - May 1993)

Pasadena Polytechnic
 · (1979 - 1989)